Exhibit 12.1
SLM CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	Years Ended					Nine Months Ended September 30,
'	2009	2010	2011	2012	2013	2013	2014
Income (loss) before income tax expense (benefit)	$(123,671)	$(122,669)	$87,848	$341,871	$416,528	$319,734	$289,570
Add: Fixed charges	169,719	146,256	107,896	84,708	91,182	66,549	68,406

Total earnings	$46,048	$23,587	$195,744	$426,579	$507,710	$386,283	$357,976

Interest expense	$167,055	$143,927	$105,385	$82,911	$89,085	$64,967	$67,842
Rental expense, net of income	2,664	2,329	2,511	1,797	2,097	1,582	564

Total fixed charges	169,719	146,256	107,896	$84,708	91,182	66,549	68,406

Preferred stock dividends	—	—	—	—	—	—	8,078
Total fixed charges and preferred stock dividends	$169,719	$146,256	$107,896	$84,708	$91,182	$66,549	$76,484
Ratio of earnings to fixed charges(1) (2) (3)	—	—	1.81	5.04	5.57	5.80	5.23

Ratio of earnings to fixed charges and preferred stock dividends(1) (2) (3)	—	—	1.81	5.04	5.57	5.80	4.68

(1)
For purposes of computing these ratios, earnings represent income (loss) before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.

(2)
Due to a pre-tax loss from operations of $123,671 for the year ended December 31, 2009, the ratio coverage was less than 1:1. We would have needed to generate $123,671 million of additional earnings in the year ended December 31, 2009 for the ratio coverage to equal 1:1.

(3)
Due to a pre-tax loss from operations of $122,669 for the year ended December 31, 2010, the ratio coverage was less than 1:1. We would have needed to generate $122,669 million of additional earnings in the year ended December 31, 2010 for the ratio coverage to equal 1:1.